SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

Shareholder's Name:
Shareholder's CNPJ or CPF:
E-mail:

Instructions on how to cast your vote:

This remote voting ballot (“Ballot”) must be filled in if the shareholder of Braskem S.A. (“Company”) chooses to exercise his or her right to vote remotely, under the terms of Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”). In this case, it is essential that the fields above are filled in with the full name (or corporate name) of the Company’s shareholder (“Shareholder”) and their registration number with the Ministry of Finance, either as a legal entity (CNPJ) or as an individual (CPF), as well as an e-mail address for possible contact.

In addition, for this Ballot to be considered valid and the votes cast therein to be counted towards the quorum of the Company’s Annual General Meeting to be held on April 29, 2026, at 03:00 p.m., in exclusively digital form, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81 (“Meeting”), the following instructions must be observed:

a.     all fields must be duly filled in;

b.     all pages must be initialed; and

c.      at the end, the Shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation and regulations, must sign the Ballot.

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

Delivery guidelines, indicating the option to either send directly to the Company or to send completion instructions to the central depository, the bookkeeping agent, or the custodian:

The Shareholder may transmit the instructions for completing the Ballot: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050), to the attention of the Investor Relations Department, addressed to Ms. Rosana Cristina Avolio, and/or via email to braskem-ri@braskem.com, with a request for confirmation of receipt; or (b) to service providers qualified to collect and transmit instructions for completing the Voting Bulletin, namely: (i) the central depository where the shares are held; (ii) the Shareholder’s custody agents, if the shares are held in a central depository; or (iii) Itaú Corretora de Valores S.A., as the financial institution contracted by the Company to provide securities bookkeeping services, if the shares are not held in a central depository (Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, ZIP Code 04538-132 and/or via email to atendimentoescrituracao@itauunibanco.com.br, or through the website https://www.itau.com.br/investmentservices/assembleiadigital/ | Shareholder service phone: 3003-9285 (for capitals and metropolitan regions) or 0800 720-9285 (for other locations)).

1.   Submission of the Ballot directly to the Company:

Shareholders who choose to exercise their right to vote remotely by submitting the Ballot directly to the Company, pursuant to item (a) above, must send the following documents to the email address braskem-ri@braskem.com, with a request for confirmation of receipt: (i) the Ballot duly completed, initialed on all pages, and signed (including the possibility of signing via digital certificate); (ii) a statement of their shareholding position, issued by the custodian institution or by the bookkeeping agent of the Company’s shares, depending on whether the shares are held in a central depository or not; and (iii) a copy of the following documents:

•        for individuals: photo ID and CPF of the Shareholder (and, in the case of a proxy, the power of attorney, as well as the proxy’s own identification documents);

•        for legal entities: articles of incorporation or bylaws, minutes of election of the Board of Directors (if applicable), and minutes of election of the Executive Officers that include the appointment of the legal representative(s) attending the Shareholders’ Meeting, as well as photo ID and CPF of such legal representative(s); and, in the case of a proxy, the power of attorney and the proxy’s own identification documents; and

•        for investment funds: fund regulations and the articles of incorporation or bylaws of the fund’s administrator, minutes of election of the legal representative(s) attending the Shareholders’ Meeting, as well as photo ID and CPF of such representative(s); and, in the case of a proxy, the power of attorney and the proxy’s own identification documents.

The following identity documents will be accepted, provided they include a photo: RG, RNE, CNH, Passport, or officially recognized professional class cards.

The Company clarifies that it will waive the requirement to send physical copies of the Shareholder representation documents to the Company’s office, as well as the notarization, consularization, apostille, and sworn translation of all representation documents. A simple copy of the original documents sent to the Company’s email address mentioned above will suffice.

The Company does not accept powers of attorney granted electronically by Shareholders (i.e., powers of attorney signed digitally without any digital certification).

Pursuant to Article 27, I of CVM Resolution 81, the remote voting Ballot must be received by the Company no later than four (4) days prior to the date of the Shareholders’ Meeting, i.e., by April 25, 2026 (inclusive). Any Ballot received after this date will be disregarded.

In accordance with Article 46 of CVM Resolution 81, the Company will notify the Shareholder who submitted the Ballot within three (3) days of receipt whether the documents received are satisfactory for the votes to be considered valid, or, if necessary, the procedures and deadlines for any correction or resubmission of the Ballot. Any correction or resubmission must be made by the final deadline for submission, i.e., April 25, 2026 (inclusive).

2.   Submission of the Ballot via service providers:

Shareholders who choose to exercise their right to vote remotely through service providers must transmit their voting instructions to the central depository where the shares are held, to their respective custody agents, or to the bookkeeping agent of the Company’s shares, in accordance with the rules established by such entities. To do so, Shareholders must contact the central depository, their custody agents, or the bookkeeping agent, depending on whether their shares are held in a central depository, and verify the procedures established by them for issuing voting instructions via the Ballot, as well as the documents, deadlines, and information required for such purpose.

Postal and electronic address for submission of the distance voting Ballot, in case the shareholder wishes to deliver the document directly to the Company / Guidelines regarding the electronic system for participation in the shareholders’ meeting, if such form of participation is admitted:

As previously mentioned in the item above, the Shareholder must send their Ballot to the following address: Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, to the attention of the Investor Relations Department, addressed to Ms. Rosana Cristina Avolio, and/or send it via email to braskem-ri@braskem.com, with a request for confirmation of receipt.

It is also worth noting that the Management Proposal of the Company, including the information and documents required under CVM Resolution 81, is available to Shareholders at the Company’s office located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, ZIP Code 05501-050, on its website (http://www.braskem-ri.com.br), on the CVM website (www.cvm.gov.br), and on the website of B3 S.A. – Brasil, Bolsa, Balcão  (“B3”) (www.b3.com.br).

Identification of the institution contracted by the Company to provide securities bookkeeping services, including name, physical and electronic address, telephone number, and contact person:

As previously mentioned in the item above, the Shareholder must send their Ballot to the following address: Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, ZIP Code 04538-132, and/or via email to atendimentoescrituracao@itau-unibanco.com.br, or through the website: https://www.itau.com.br/investmentservices/assembleia-digital/.

The Shareholder service phone numbers are: 3003-9285 (for capitals and metropolitan regions) or 0800 720-9285 (for other locations).

Resolutions/Matters related to the Annual Shareholders’ Meeting (AGM):

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

1.     To examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

2.    To examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025.

[ ] Approve [ ] Reject [ ] Abstain

Election of the Board of Directors by a single slate

Majority Election:

Héctor Núñez / Guilherme Simões de Abreu

Olavo Bentes David / Rodrigo Tiradentes Montecchiari

José Mauro Mettrau Carneiro da Cunha (independent candidate)

Carlos Plachta (independent candidate) / Edmundo José Correira Aires

Gesner José de Oliveira Filho (independent candidate)

João Pinheiro Nogueira Batista

Juliana Sá Vieira Baiardi

Mauricio Dantas Bezerra

Lucas Cive Barbosa

Luiz Eduardo Valente Moreira / Julio Cezar Jeronimo dos Santos

Paulo Roberto Britto Guimarães / Andréa Barcellos de Aragão

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

3.   Indication of all the names that compose the slate (the votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields related to the separate election of a member of the Board of Directors and such separate election effectively takes place) – Majority Election

[ ] Approve [ ] Reject [ ] Abstain

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

4.   If any of the candidates composing the selected slate ceases to be part of it, may the votes corresponding to your shares continue to be attributed to the selected slate?

[ ] Yes [ ] No [ ] Abstain

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

5.   In the event that the multiple voting procedure is adopted, should the votes corresponding to your shares be distributed in equal percentages among the members of the slate you have chosen? [If the shareholder selects ‘yes’ and also indicates the response type ‘approve’ for specific candidates listed below, the votes will be distributed proportionally among those candidates. If the shareholder chooses ‘abstain’ and the election occurs through the multiple-vote procedure, the shareholder’s vote shall be counted as an abstention in the respective resolution of the shareholders’ meeting.]

[ ] Yes [ ] No [ ] Abstain

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

6.   View of all candidates composing the slate to indicate the distribution of multiple voting.

Héctor Núñez / Guilherme Simões de Abreu

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Olavo Bentes David / Rodrigo Tiradentes Montecchiari

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

José Mauro Mettrau Carneiro da Cunha

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Carlos Plachta / Edmundo José Correira Aires

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Gesner José de Oliveira Filho

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

João Pinheiro Nogueira Batista

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Juliana Sá Vieira Baiardi

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Mauricio Dantas Bezerra

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Lucas Cive Barbosa

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Luiz Eduardo Valente Moreira / Julio Cezar Jeronimo dos Santos

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Paulo Roberto Britto Guimarães / Andréa Barcellos de Aragão

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

[Eligible securities for this resolution: BRKM3]

7.   Would you like to request the separate election of a member of the Board of Directors, pursuant to Article 141, §4, I, of Law No. 6,404, of 1976? (The shareholder may only fill in this field if such shareholder has held, without interruption, the shares used to vote for the 3 months immediately preceding the date of the general meeting. If the shareholder selects ‘no’ or ‘abstain,’ such shares will not be counted for purposes of requesting the separate election of a member of the Board of Directors).

[ ] Yes [ ] No [ ] Abstain

[Eligible securities for this resolution: BRKM3]

8.   If it is verified that neither the holders of voting shares nor the holders of non-voting or restricted-voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of the Brazilian Corporation Law, do you wish your vote to be aggregated to the votes of the non-voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as listed in this Ballot, are running in the separate election?

[ ] Approve [ ] Reject [ ] Abstain

[Eligible securities for this resolution: BRKM5; BRKM6]

9.   Would you like to request the separate election of a member of the Board of Directors, pursuant to Article 141, §4, II, of Law No. 6,404, of 1976? (The shareholder may only fill in this field if such shareholder has held, without interruption, the shares used to vote for the 3 months immediately preceding the date of the general meeting. If the shareholder selects ‘no’ or ‘abstain,’ such shares will not be counted for purposes of requesting the separate election of a member of the Board of Directors).

[ ] Yes [ ] No [ ] Abstain

[Eligible securities for this resolution: BRKM5; BRKM6]

10.    If it is verified that neither the holders of voting shares nor the holders of non-voting or restricted-voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of Law No. 6,404/1976, do you wish your vote to be aggregated to the votes of the voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, appearing in this distance voting ballot, are running in the separate election?

[ ] Yes [ ] No [ ] Abstain

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

Election of the Chairman of the Board of Directors – Total members to be elected: 1

11.     Indication of a candidate for Chairman of the Board of Directors.

Héctor Núñez

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

Election of the Vice-Chairman of the Board of Directors – Total members to be elected: 1

12.     Indication of a candidate for Vice-Chairman of the Board of Directors.

Olavo Bentes David

[ ] Approve [ ] Reject [ ] Abstain

Election of the Fiscal Council by a single slate

Majority Election:

Eduardo de Nardi Ros / Fernanda Bianchini Egert

Maurício Nogueira / Viviana Cardoso de Sá e Faria

Ana Patrícia Soares Nogueira / Heider Josue de Aquino Nascimento

Gilberto Braga / Tatiana Macedo Costa Rego

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6] 13. Indication of all the names that compose the slate – Majority Election. [ ] Approve [ ] Reject [ ] Abstain

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

14.    If any of the candidates composing the slate ceases to be part of it in order to accommodate the separate election referred to in Articles 161, §4, and 240 of Law No. 6,404, of 1976, may the votes corresponding to your shares continue to be attributed to the selected slate?

[ ] Yes [ ] No [ ] Abstain

[Eligible assets for this resolution: BRKM3]

15.  Do you wish to request the separate election, by minority shareholders holding common shares, of a member of the Fiscal Council, pursuant to Article 161, §4, item (a), of the Brazilian Corporations Law?

[ ] Approve  [ ] Reject  [ ] Abstain

[Eligible securities for this resolution: BRKM5; BRKM6]

16.    Would you like to request the separate election, by minority shareholders holding preferred shares, of a member of the Fiscal Council, pursuant to Article 161, §4, a, of the Brazilian Corporations Law?

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT AGM – BRASKEM S.A. TO BE HELD ON 04/29/2026

[Eligible securities for this resolution: BRKM3; BRKM5; BRKM6]

17.    To fix the annual and global compensation for the administrators and members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026.

[ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

Phone Number:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.